Exhibit 4(e)2
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
As of December 31, 2022, Southern Power Company (the “Company”) had the following series of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
•Series 2016B 1.850% Senior Notes due June 20, 2026 (the “Series 2016B Senior Notes”).

DESCRIPTION OF THE SENIOR NOTES
The following description of the Series 2016B Senior Notes is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Senior Note Indenture dated as of June 1, 2002, as amended and supplemented (the “Senior Note Indenture”), between the Company and Computershare Trust Company, N.A., as successor trustee (the “Senior Note Indenture Trustee”). The Senior Note Indenture and all supplements thereto are included as exhibits to the Company’s Annual Report on Form 10-K of which this summary is a part.
General
The Series 2016B Senior Notes were issued as a series of senior notes under the Senior Note Indenture. The Series 2016B Senior Notes were initially issued in the applicable aggregate principal amount of €500,000,000. The Company may, at any time and without the consent of the holders of the Series 2016B Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series 2016B Senior Notes (except for the public offering price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable). Any additional notes having such similar terms, together with the Series 2016B Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.
Unless earlier redeemed, the entire principal amount of the Series 2016B Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on June 20, 2026. The Series 2016B Senior Notes are not subject to any sinking fund provision. The Series 2016B Senior Notes are available for purchase in denominations of €100,000 and integral multiples of €1,000 in excess thereof.
Interest
The Series 2016B Senior Notes bear interest at 1.850% per annum (the “Securities Rate”), payable annually in arrears on June 20 of each year (each, an “Interest Payment Date”) to the person in whose name such Series 2016B Senior Note is registered at the close of business on the fifteenth calendar day prior to such Interest Payment Date (whether or not a Business Day (as defined below)) or if the Series 2016B Senior Notes are represented by one or more global notes, the close of business on the business day (for this purpose a day on which Clearstream Banking, société anonyme or Euroclear Bank S.A./N.V. are open for business) immediately preceding the Interest Payment Date. The amount of interest payable is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last Interest Payment Date to, but excluding, the next scheduled Interest Payment Date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association. In the event that any date on which interest is payable on the Series 2016B Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.  If the maturity date or any redemption date of the Series 2016B Senior Notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding Business Day.
“Business Day” means a day other than a Saturday or Sunday, (i) which is not a day on which banks in the City of New York or London are authorized or obligated by law or executive order to close and (ii) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates.
Payment of principal of the Series 2016B Senior Notes will be made only against surrender to the paying agent of such Series 2016B Senior Notes. Principal of and interest on the Series 2016B Senior Notes will be payable, subject to any applicable laws and regulations, at the office of such paying agent or paying agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the security register with respect to the Series 2016B Senior Notes. Payment of interest on Series 2016B Senior Notes on any interest payment date will be made to the person in whose name the Series 2016B Senior Notes are registered at the close of business on the record date for such interest payment.
All moneys paid by the Company to a paying agent for the payment of the principal of or interest on the Series 2016B Senior Notes which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Series 2016B Senior Notes will from that time forward look only to the Company for payment of such principal and interest.
Listing
The Series 2016B Senior Notes are listed on the New York Stock Exchange under the symbol "SO/26A".

Ranking
The Series 2016B Senior Notes are direct, unsecured and unsubordinated obligations of the Company, ranking equally with all other unsecured and unsubordinated obligations of the Company from time to time outstanding. The Series 2016B Senior Notes are effectively subordinated to all secured indebtedness of the Company and any potential claims of creditors of the Company’s subsidiaries. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company or its subsidiaries.
Redemption
Optional Redemption
The Series 2016B Senior Notes are subject to redemption at the option of the Company, in whole or in part, at any time and from time to time, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (i) 100% of the principal amount of the Series 2016B Senior Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Senior Notes being redeemed (not including any portion of such payments of interest accrued to the redemption date) discounted (for purposes of determining present value) to but not including the redemption date on an ACTUAL/ACTUAL (ICMA) day count basis at the applicable Comparable Government Bond Rate (as defined below) plus 27.5 basis points, plus, in each case, accrued and unpaid interest on the Series 2016B Senior Notes being redeemed to but not including the redemption date.
“Comparable Government Bond Rate” means the yield to maturity, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), on the third Business Day prior to the date fixed for redemption, of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment bank selected by the Company.
“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a bond that is a direct obligation of the Federal Republic of Germany (“German government bond”), whose maturity is closest to the maturity of the applicable series of Senior Notes, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Company, determine to be appropriate for determining the Comparable Government Bond Rate.
Redemption for Tax Reasons
If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority in the United States), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after June 13, 2016 (the date of pricing of the Series 2016B Senior Notes), the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts as described herein under the heading “—Payment of Additional Amounts” with respect to the Series 2016B Senior Notes, then the Company may at any time at its option redeem, in whole, but not in part, the Series 2016B Senior Notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Series 2016B Senior Notes, together with accrued and unpaid interest thereon to but not including the redemption date.
General
If notice of redemption is given as aforesaid, the Series 2016B Senior Notes so to be redeemed will, on the redemption date, become due and payable at the applicable redemption price described above together with any accrued and unpaid interest thereon, and from and after such date (unless the Company has defaulted in the payment of such redemption price and accrued interest) such Series 2016B Senior Notes shall cease to bear interest. If any Series 2016B

Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the redemption date at the Securities Rate.
Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series 2016B Senior Notes by tender, in the open market or by private agreement.
Payment of Additional Amounts
The Company will, subject to the exceptions and limitations set forth below, pay as additional interest on the Series 2016B Senior Notes such additional amounts as are necessary in order that the net payment by the Company of the principal of and interest on the Series 2016B Senior Notes to a holder who is not a United States person (as defined below), after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States (including any withholding or deduction with respect to the payment of such additional amounts), will not be less than the amount provided in such Series 2016B Senior Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:
(1)  to any tax, assessment or other governmental charge that is imposed by reason of the holder (or the beneficial owner for whose benefit such holder holds such Series 2016B Senior Note), or a fiduciary, settlor, beneficiary, member or shareholder of the holder or beneficial owner if the holder or beneficial owner is an estate, trust, partnership, corporation or other entity, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:
(a)  being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;
(b)  having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of such Senior Notes, the receipt of any payment thereon or the enforcement of any rights thereunder), including being or having been a citizen or resident of the United States;
(c)  being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation for United States federal income tax purposes or a corporation that has accumulated earnings to avoid United States federal income tax;
(d)  being or having been a “10-percent shareholder” of the Company as defined in Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision; or
(e)  being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

(2)  to any holder that is not the sole beneficial owner of such Series 2016B Senior Notes, or a portion of such Series 2016B Senior Notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficial owner with respect to the holder, a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of such additional amounts had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;
(3)  to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of such holder or other person, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from, or reduction in, such tax, assessment or other governmental charge;
(4)  to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from payments on the Series 2016B Senior Notes;
(5)  to any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;
(6) to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;
(7)  to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Series 2016B Senior Note, if such payment can be made without such withholding by at least one other paying agent;
(8)  to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of any Series 2016B Senior Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;
(9)  to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner being a bank (i) purchasing Series 2016B Senior Notes in the ordinary course of its lending business or (ii) that is neither (A) buying Series 2016B Senior Notes for investment purposes only nor (B) buying Series 2016B Senior Notes for resale to a third-party that either is not a bank or holding Series 2016B Senior Notes for investment purposes only;

(10)  to any tax, assessment or other governmental charge imposed under Sections 1471 through 1474 of the Code (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code; or
(11)  in the case of any combination of items (1), (2), (3), (4), (5), (6), (7), (8), (9) and (10).
The Series 2016B Senior Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Series 2016B Senior Notes. Except as specifically provided under this heading, the Company will not be required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.
As used under this heading and under the heading “Redemption—Redemption for Tax Reasons,” the term “United States” means the United States of America (including the states of the United States and the District of Columbia and any political subdivision thereof) and the term “United States person” means any individual who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury Regulations (as defined herein)), or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.
Any reference to amounts payable in respect of the Series 2016B Senior Notes herein or in the Senior Note Indenture shall be deemed to include any additional amounts which may be payable as described above.
Issuance in Euro
All payments of interest and principal, including payments made upon any redemption of the Series 2016B Senior Notes, will be payable in euro. If the Company is unable to obtain euro in amounts sufficient to make a required payment under the Series 2016B Senior Notes due to the imposition of exchange controls or other circumstances beyond the Company’s control (including the dissolution of the European Monetary Union) or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Series 2016B Senior Notes will be made in U.S. dollars until the euro is again available to the Company or so used. In such circumstances, the amount payable on any date in euro will be converted into U.S. dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the then most recent U.S. dollar/euro exchange rate available on or prior to the second business day prior to the relevant payment date as determined by the Company in its sole discretion. Any payment in respect of the Series 2016B Senior Notes so made in U.S. dollars will not constitute an Event of Default (as defined below) under the Series 2016B Senior Notes or the Senior Note Indenture. Neither the Senior Note Indenture Trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing.
Registration and Transfer
The Company shall not be required to (i) issue, register the transfer of or exchange Series 2016B Senior Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Series 2016B Senior Notes called for redemption or (ii) issue, register the transfer of or exchange any Series 2016B Senior Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Series 2016B Senior Note being redeemed in part.
Events of Default
The Senior Note Indenture provides that any one or more of the following described events with respect to the Series 2016B Senior Notes, which has occurred and is continuing, constitutes an “Event of Default”:
(a)     failure for 30 days to pay interest on the Series 2016B Senior Notes when due on an interest payment date other than at maturity or upon earlier redemption; or
(b)     failure to pay principal of, premium, if any, on or interest on the Series 2016B Senior Notes when due at maturity or upon earlier redemption; or
(c)     failure to observe or perform any other covenant or agreement of the Company in the Senior Note Indenture (other than a covenant or agreement which has expressly been included in the Senior Note Indenture solely for the benefit of one or more series of senior notes other than such series) for 30 days after written notice to the Company from the Senior Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Series 2016B Senior Notes; or
(d)     certain events of bankruptcy, insolvency or reorganization of the Company or its subsidiaries.
The holders of not less than a majority in aggregate outstanding principal amount of the Series 2016B Senior Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Indenture Trustee with respect to the Series 2016B Senior Notes. If an Event of Default occurs and is continuing with respect to the Series 2016B Senior Notes, then the Senior Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Series 2016B Senior Notes may declare the principal amount of the Series 2016B Senior Notes due and payable immediately by notice in writing to the Company (and to the Senior Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable.
If an Event of Default due to the Company’s bankruptcy, insolvency or reorganization occurs, all unpaid principal, premium, if any, and interest with respect to the Series 2016B Senior

Notes issued under the Senior Note Indenture will automatically become due and payable without any declaration or other act on the part of the Senior Note Indenture Trustee or any holder. The occurrence of an event described in (d) above with respect to a subsidiary shall not constitute a Senior Note Indenture Event of Default if (x) the creditors of such subsidiary have no recourse to the Company or (y) such subsidiary is not a “significant subsidiary” as defined in Regulation S-X under the Securities Act of 1933, as amended. At any time after such a declaration of acceleration with respect to the Series 2016B Senior Notes has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Senior Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Series 2016B Senior Notes may, by written notice to the Company and the Senior Note Indenture Trustee, rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Senior Note Indenture Trustee a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and all sums paid or advanced by the Senior Note Indenture Trustee, including reasonable compensation and expenses of the Senior Note Indenture Trustee.
The holders of not less than a majority in aggregate outstanding principal amount of the Series 2016B Senior Notes may, on behalf of the holders of all the Series 2016B Senior Notes, waive any past default with respect to the Series 2016B Senior Notes, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Senior Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Series 2016B Senior Note affected.
Modification
The Senior Note Indenture contains provisions permitting the Company and the Senior Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Series 2016B Senior Notes, to modify the Senior Note Indenture or the rights of the holders of the Series 2016B Senior Notes; provided, that no such modification may, without the consent of the holder of each outstanding Series 2016B Senior Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Series 2016B Senior Note, or reduce the principal amount of any Series 2016B Senior Note or the rate of interest on any Series 2016B Senior Note or any premium payable upon the redemption of any Series 2016B Senior Note, or change the method of calculating the rate of interest on any Series 2016B Senior Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Series 2016B Senior Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Series 2016B Senior Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Senior Note Indenture or certain defaults under the Senior Note Indenture and their consequences) provided for in the Senior Note Indenture, or (iii) modify any of the provisions of the Senior Note Indenture relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Senior Note

Indenture cannot be modified or waived without the consent of the holder of each outstanding Series 2016B Senior Note that is affected.
In addition, the Company and the Senior Note Indenture Trustee may execute, without the consent of any holders of Series 2016B Senior Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of senior notes.
Consolidation, Merger and Sale
The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Senior Note Indenture Trustee, the payment of the principal of, premium, if any, on and interest on all the Series 2016B Senior Notes and the performance of every covenant of the Senior Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Senior Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Senior Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.
Information Concerning the Senior Note Indenture Trustee
The Senior Note Indenture Trustee, prior to an Event of Default with respect to the Series 2016B Senior Notes, undertakes to perform, with respect to the Series 2016B Senior Notes, only such duties as are specifically set forth in the Senior Note Indenture and, in case an Event of Default with respect to the Series 2016B Senior Notes has occurred and is continuing, shall exercise, with respect to the Series 2016B Senior Notes, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Senior Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Senior Note Indenture at the request of any holder of Series 2016B Senior Notes, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Senior Note Indenture Trustee. The Senior Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Senior Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.
Information Concerning the Paying Agent
The Company has initially appointed Elavon Financial Services Limited, UK Branch, to act as paying agent for the Series 2016B Senior Notes and Elavon Financial Services Limited to act as transfer agent and registrar for the Series 2016B Senior Notes. The Company may at any

time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts.
Governing Law
The Senior Note Indenture and the Series 2016B Senior Notes are governed by, and construed in accordance with, the internal laws of the State of New York.
Miscellaneous
The Company has the right at all times to assign any of its rights or obligations under the Senior Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Senior Note Indenture will be binding upon and inure to the benefit of the parties to the Senior Note Indenture and their respective successors and assigns.